TAHOE RESOURCES™

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 3, 2018

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 AM (Pacific Time) on Tuesday, May 1, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01E20A

Appointment of Proxyholder

I/We being holder(s) of Tahoe Resources Inc. hereby appoint:
C. Kevin McArthur, or failing him, Ronald W. Clayton, or failing him, Cassandra Joseph,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Tahoe Resources Inc. (the "Company") to be held at The Offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia V6E 4N7, on May 3, 2018 at 9:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. C. Kevin McArthur	☐	☐	02. Ronald W. Clayton	☐	☐	03. Tanya M. Jakusconek	☐	☐
04. Charles A. Jeannes	☐	☐	05. Drago G. Kisic	☐	☐	06. Alan C. Moon	☐	☐
07. A. Dan Rovig	☐	☐	08. Paul B. Sweeney	☐	☐	09. James S. Voorhees	☐	☐
10. Kenneth F. Williamson	☐	☐						

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	For	Withhold
2. Appointment of Auditors Appointment of Deloitte LLP as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
3. Advisory Vote on Executive Compensation On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, to accept the approach to executive compensation disclosed in the Company's Information Circular for the Meeting.	☐	☐
4. Approve Amended and Restated Share Option and Incentive Share Plan Pass an ordinary resolution approving an amended and restated share option and incentive share plan for the Company, which includes, among other things, an increase to the maximum number of shares issuable thereunder, as further described in the Company's Information Circular for the Meeting.	☐	☐
5. Approval of Performance Share Award Plan Pass an ordinary resolution approving a performance share award plan for the Company, as further described in the Company's Information Circular for the Meeting.	☐	☐
6. Amend the Company's Articles – Quorum Requirements Pass an ordinary resolution to amend the Company's Articles to increase the quorum at a meeting of Shareholders to two persons present or represented by proxy representing not less than 25% of the issued shares of the Company, as further described in the Company's Information Circular for the Meeting.	☐	☐
7. Amend the Company's Articles – Other Amendments Pass an ordinary resolution to amend the Company's Articles to delete provisions of the Company's Articles relating to "Alternate Directors" and amending notice provisions to reference use of Notice and Access, as further described in the Company's Information Circular for the Meeting.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

THYQ 247111 AR1

01E21B